SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

ON TRACK INNOVATIONS LTD.
 (Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/         Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___      No /X/

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___      No /X/

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K Items

        In its registration statement on Form F-1 (declared effective on November 8, 2002), On Track Innovations Ltd. (the “Company”) disclosed that it was contemplating the issuance of bonus shares to existing shareholders within 90 days after the Company’s NASDAQ listing was approved.

        In response to current market conditions, the Board resolved on February 11, 2003 that the issuance of bonus shares is not at this time in the best interest of the shareholders of the Company, but elected to extend until August 11, 2003 the period during which the Company’s Chairman, Mr. Oded Bashan, may authorize the issuance of bonus shares. Mr. Bashan has been authorized to determine the effective date of, and the number of shares issuable in connection with, any bonus share issuance, but in no event will a shareholder receive more than one bonus share for each ordinary share he owns or less than one bonus share for each four ordinary shares he owns. Mr. Bashan is also authorized to determine that no bonus shares shall be issued to shareholders during the specified period.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan President, Chief Executive Officer And Chairman

Date: February 25, 2003